UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Affimed N.V.

(Name of Issuer)

Common shares, €0.01 per share

(Title of Class of Securities)

N01045108

(CUSIP Number)

Sonja Frech

c/o aeris CAPITAL AG

8808 Pfäffikon SZ

Switzerland

+41 55 511 12 31

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N01045108	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons. SGR Sagittarius Holding AG (“SGR”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power         8,428,277 shares, except that AGUTH Holding GmbH (“AGUTH”), the sole beneficial owner of SGR, may be deemed to have sole power to vote these shares, and Harald Tschira and Udo Tschira, the sole directors and sole beneficial owners of AGUTH, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power 0
9.

Sole Dispositive Power         8,428,277 shares, except that AGUTH, the sole owner of SGR, may be deemed to have sole power to dispose of these shares, and Harald Tschira and Udo Tschira, the sole directors and sole beneficial owners of AGUTH, may be deemed to have shared power to dispose of these shares.*

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,428,277
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.34%
14.	Type of Reporting Person (See Instructions) CO

*	Includes 292,480 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

CUSIP No. N01045108	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons. AGUTH Holding GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power         8,975,598 shares, of which 547,321 shares are owned directly by AGUTH and 8,428,277 shares are owned directly by SGR. AGUTH, the sole beneficial owner of SGR, may be deemed to have sole power to vote these shares, and Harald Tschira and Udo Tschira, the sole directors and sole beneficial owners of AGUTH, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power 0
9.

Sole Dispositive Power         8,975,598 shares, of which 547,321 shares are owned directly by AGUTH and 8,428,277 shares are owned directly by SGR. AGUTH, the sole owner of SGR, may be deemed to have sole power to dispose of these shares, and Harald Tschira and Udo Tschira, the sole directors and sole beneficial owners of AGUTH, may be deemed to have shared power to dispose of these shares.*

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,975,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.99%
14.	Type of Reporting Person (See Instructions) CO

*	Includes 35,673 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

CUSIP No. N01045108	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons. Harald Tschira
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 .	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power         8,975,598 shares, of which 547,321 shares are owned directly by AGUTH and 8,428,277 shares are owned directly by SGR. Harald Tschira, a director and beneficial owner of AGUTH, may be deemed to have shared power to vote these shares. Harald Tschira beneficially owns AGUTH in the form “Erbengemeinschaft” (translated “community of heirs”) with Udo Tschira.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power         88,975,598 shares, of which 547,321 shares are owned directly by AGUTH and 8,428,277 shares are owned directly by SGR. Harald Tschira, a director and beneficial owner of AGUTH, may be deemed to have shared power to dispose of these shares. Harald Tschira beneficially owns AGUTH in the form “Erbengemeinschaft” (translated “community of heirs”) with Udo Tschira.*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,975,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.99%
14.	Type of Reporting Person (See Instructions) IN

*	Includes 328,153 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

CUSIP No. N01045108	13D	Page 5 of 10 Pages

1.	Names of Reporting Persons. Udo Tschira
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power         8,975,598 shares, of which 547,321 shares are owned directly by AGUTH and 8,428,277 shares are owned directly by SGR. Udo Tschira, a director and beneficial owner of AGUTH, may be deemed to have shared power to vote these shares. Udo Tschira beneficially owns AGUTH in the form “Erbengemeinschaft” (translated “community of heirs”) with Harald Tschira.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power         8,975,598 shares, of which 547,321 shares are owned directly by AGUTH and 8,428,277 shares are owned directly by SGR. Udo Tschira, a director and beneficial owner of AGUTH, may be deemed to have shared power to dispose of these shares. Udo Tschira beneficially owns AGUTH in the form “Erbengemeinschaft” (translated “community of heirs”) with Harald Tschira.*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,975,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.99%
14.	Type of Reporting Person (See Instructions) IN

*	Includes 328,153 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

CUSIP No. N01045108	Page 6 of 10

Statement on Schedule 13D

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D initially filed on September 22, 2014, as amended on February 17, 2015, as further amended on May 27, 2015 (the “Original Schedule 13D”) on behalf of SGR Sagittarius Holding AG, AGUTH Holding GmbH and Dr. h.c. Klaus Tschira relating to the beneficial ownership of common shares, par value €0.01 per share (the “Common Shares”) of Affimed N.V. (formerly Affimed Therapeutics B.V.), a Dutch public company with limited liability (naamloze vennootschap) (the “Issuer”). Dr. h.c. Klaus Tschira has since passed away, and accordingly, is no longer a reporting person on this Amendment No. 3. Harald Tschira and Udo Tschira are the heirs to Dr. h.c. Klaus Tschira and are filing this Amendment No. 3 together with SGR Sagittarius Holding AG and AGUTH Holding GmbH (collectively, “the Reporting Persons”). Except as set forth below, this Amendment No. 3 does not supplement, restate or amend any of the other information disclosed in the Original Schedule 13D. Capitalized terms not defined in this Amendment No. 3 have the meanings ascribed to them in the Original Schedule 13D.

From August 21, 2015 to September 23, 2015 the Reporting Persons sold an aggregate of 169,949 Common Shares at share prices ranging from $8.00 - $10.25 as set forth in Item 5(c) below.

From June 23, 2015 to August 12, 2015, the Reporting Persons sold and transferred an aggregate of 68,904 Common Shares for the benefit of certain Beneficiaries, pursuant to the terms of the Carve-Out Agreements described in Item 6 and as set forth in Item 5(c) below.

In connection with a private placement of securities by the Issuer, the Reporting Persons entered into a Securities Purchase Agreement, dated as of October 14, 2015 (the “Securities Purchase Agreement”), pursuant to which, among other things, the Reporting Persons purchased, on the terms and conditions contained therein, 3,325,236 Common Shares at $6.55 per Common Share (the “Share Issuance”). As a result of the Share Issuance, the Issuer’s total number of outstanding Common Shares increased to 33,259,404 and the Reporting Persons’ ownership increased to 26.99%. As a result of the Share Issuance, the percentage of outstanding Common Shares that the Reporting Persons may be deemed to beneficially own increased by more than one percent of the Issuer’s Common Shares outstanding after completion of the Share Issuance.

ITEM 3.	SOURCE AND AMOUNT OF FUND OR OTHER CONSIDERATION

Item 3 is amended by the addition of the following:

“On October 14, 2015, SGR purchased 3,325,236 Common Shares at $6.55 per share in a private placement, paying $21,780,296 in the aggregate.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 33,259,404 Common Shares outstanding immediately after the Share Issuance.

CUSIP No. N01045108	Page 7 of 10

(c) Except as set forth in the table below, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days:

Seller	Date of Transaction	Transaction	Number of Shares	Price Per Share
SGR	June 15, 2015	Sold*	8,000	$11.73
SGR	June 17, 2015	Sold*	7,867	$11.91
AGUTH	June 18, 2015	Sold*	2,913	$11.94
SGR	June 19, 2015	Sold*	8,014	$12.21
SGR	June 23, 2015	Transferred**	23,880	n/a
AGUTH	June 23, 2015	Transferred**	2,913	n/a
SGR	August 12, 2015	Transferred**	11,371	n/a
AGUTH	August 12, 2015	Transferred**	1,387	n/a
AGUTH	August 13, 2015	Sold*	222	$12.96
SGR	August 13, 2015	Sold*	1,820	$12.96
AGUTH	August 13, 2015	Sold*	56	$12.96
SGR	August 13, 2015	Sold*	455	$12.96
SGR	August 21, 2015	Sold	4,000	$9.91
SGR	August 24, 2015	Sold	8,000	$9.80
SGR	August 25, 2015	Sold	8,000	$9.82
SGR	August 26, 2015	Sold	8,000	$9.55
SGR	August 27, 2015	Sold	8,000	$10.15
SGR	August 28, 2015	Sold	8,000	$10.21
SGR	August 31, 2015	Sold	8,000	$10.11
SGR	September 1, 2015	Sold	8,000	$9.99
SGR	September 2, 2015	Sold	8,000	$10.25
SGR	September 3, 2015	Sold	8,000	$9.76
SGR	September 4, 2015	Sold	8,000	$9.26
SGR	September 8, 2015	Sold	10,000	$9.87
SGR	September 9, 2015	Sold	10,053	$9.08
SGR	September 10, 2015	Sold	10,000	$8.27
SGR	September 11,2015	Sold	10,000	$8.17
SGR	September 14, 2015	Sold	8,000	$8.06
SGR	September 15, 2015	Sold	8,000	$8.11
SGR	September 16, 2015	Sold	8,000	$8.01
SGR	September 17, 2015	Sold	8,000	$8.24
SGR	September 18, 2015	Sold	8,000	$8.39
SGR	September 21, 2015	Sold	3,282	$8.35
SGR	September 23, 2015	Sold	2,614	$8.00
SGR	October 14, 2015	Purchased	3,325,236	$6.55

*	Sold for the benefit of certain Beneficiaries pursuant to the terms of the Carve-Out Agreements described in Item 6.

**	Transferred to certain Beneficiaries pursuant to the terms of the Carve-Out Agreements described in Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

EXHIBIT H	Agreement of Joint Filing

CUSIP No. N01045108	Page 8 of 10

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2015

SGR Sagittarius Holding AG

By:	/s/ Sonja Frech, /s/ Martin Hess

Name:	Sonja Frech, Martin Hess

Title:	Directors

AGUTH Holding GmbH

By:	/s/ Udo Tschira

Name:	Udo Tschira

Title:	Director

/s/ Harald Tschira

Harald Tschira

/s/ Udo Tschira

Udo Tschira

CUSIP No. N01045108	Page 9 of 10

EXHIBIT INDEX

Exhibit	Description
EXHIBIT H	Agreement of Joint Filing

CUSIP No. N01045108	Page 10 of 10

EXHIBIT H

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Shares of Affimed N.V. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: October 15, 2015

SGR Sagittarius Holding AG

By:	/s/ Sonja Frech, /s/ Martin Hess

Name:	Sonja Frech, Martin Hess

Title:	Directors

AGUTH Holding GmbH

By:	/s/ Udo Tschira

Name:	Udo Tschira

Title:	Director

/s/ Harald Tschira

Harald Tschira

/s/ Udo Tschira

Udo Tschira